THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN








             SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

                                    FORM 11-K

    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934


                  For the fiscal year ended December 31, 1995

              Registration numbers 33-9495, 33-56218 and 33-59125

    A.    Full title of the plan:

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN


    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199



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      Financial Statements of The Gillette Company Employees' Savings Plan


     The following audited financial statements with independent auditors' report thereon are enclosed with this report:

     1. Statements of Net Assets Available for Plan Benefits as of December 31, 1995 and 1994.

     2. Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1995.


Exhibit



         23.2     Independent Auditor's Consent


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                  The Gillette Company Employees'Savings Plan




                                                 By    THOMAS F. SKELLY
                                                       Thomas F. Skelly

Date: June 26, 1996